January 22, 2008

Mr. Todd Schiffman
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-32147

Dear Mr. Schiffman:

On behalf of Greenhill & Co., Inc. (the ‘‘Company’’), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the ‘‘Staff’’) dated December 20, 2007, related to the above-referenced filing (the ‘‘Form 10-K’’). In response to the comments in the Staff’s letter, the Company has amended its Form 10-K and the Company is filing via EDGAR its Form 10-K/A (‘‘Form 10-K/A’’) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Compensation Discussion and Analysis, page 10

1.	You state that your compensation program pays out a percentage of your revenues, not to exceed 50%, as compensation. Revise your disclosure in future filings to discuss the actual percentages assigned for compensation during the relevant periods and discuss the factors that impacted the committee’s consideration.

Response:    We will revise future filings to reflect the Staff’s comment. With respect to the proxy statement for our 2008 annual meeting, we would expect to include the following language: ‘‘The actual percentage of our revenues which was recorded as compensation expense during 2007 was 46%. The actual percentage is determined by management in consultation with the Compensation Committee and based on such factors as the relative level of revenues, the anticipated compensation requirements (which may vary depending on the level of recruitment of new managing directors in any given period and other factors), and the level of other costs and expenses.’’

2.	In future filings, please disclose the actual performance targets used to determine the compensation of the named executive officers during the relevant period. Please refer to Item 402(b)(v) of Regulation S-K. If you determined that the performance targets were confidential due to the potential for competitive harm to Greenhill, as contemplated by Instruction 4 Item 402(b) of regulation S-K, then include the analysis of the level of difficulty necessary to reach the targets contemplated by Instruction 4. For more information of the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Response:    We do not use performance targets to determine the compensation of the named executive officers. As described under ‘‘Allocation of Compensation’’ and in footnote 1 to the table ‘‘Grants of Plan Based Awards’’ included among the ‘‘Executive Compensation Tables’’ in our proxy statement, bonuses payable to our named executive officers are determined by our Compensation Committee once the available bonus pool is known. The bonus pool is calculated by multiplying our revenues by a percentage (referred to in our response to Question 1), and subtracting from that amount the salaries and benefits paid to all employees, the amortization charge for Restricted Stock Units and the bonuses payable in respect of the preceding fiscal year for all employees other than the managing directors. The remainder is the bonus pool available for payment to our managing directors (which includes our named executive officers). The Compensation Committee then, in consultation with management, determines how the bonus pool will be divided among the managing directors, based on the factors described under ‘‘Allocation of Compensation’’, which include contributions made to revenues, business development and the expansion and development of the firm. None of these factors is applied by the Compensation Committee in the form of a performance target. Separately, at the beginning of each year, our Compensation Committee establishes a cap on the percentage of the bonus pool which may be paid to each named executive officer. The caps established by the Compensation Committee do not necessarily represent an expectation of the amount of bonuses that will actually be paid to such officers but rather, represent the maximum amount of bonus awards that the Compensation Committee can approve under our Equity Incentive Plan as ‘‘performance-based compensation’’ for tax purposes pursuant to Section 162(m) of the Internal Revenue Code. The actual bonus amounts paid to the named executive officers are less than these maximum amounts as the Compensation Committee exercises its discretion to pay less than such maximum amounts. The caps set by the Compensation Committee are not performance targets, but ceilings established for tax purposes.

Financial Statements

General

3.	Please tell us how you considered whether you acquired any intangible assets that met the recognition criteria in paragraph 39 of SFAS 141 in your acquisition of Beaufort Partners Limited.

1.	Response: In connection with the acquisition of Beaufort, we analyzed the fair market value of assets and liabilities acquired. As part of that analysis we determined that we did not acquire any intangible assets that should be recognized as an asset apart from goodwill in accordance with paragraph 39 of SFAS 141. In particular, we concluded that the trade name ‘‘Beaufort’’ had no value since we did not retain it and have never used it; the financial advisory business is transaction driven and we did not obtain any clients that had long term relationships; the contractual arrangements we acquired were short-term in nature and cancelable at will by the clients, and the assets did not include any non-compete agreements. Based upon our analysis, we do not believe we acquired any separable intangible assets pursuant to paragraph 39 of SFAS 141 and consequently, the excess of the purchase price over the value of the net assets acquired was recorded as goodwill.

Note 2 — Summary of Significant Accounting Policies

Basis of Financial Information, page F-9

4.	Please tell us how you determined that the general partners to the merchant banking funds were in the scope of EITF 04-5. Specifically tell us how you considered the guidance in paragraph 3 that states that this issue does not apply to a general partner that, in accordance with generally accepted accounting principles, carries its investment in the limited partnership at fair value with changes in fair value reported in a statement of operations of financial performance.

Response:    In each of our merchant banking funds, the limited partners have substantive kick-out rights to remove the general partner without cause. These kick-out rights can be exercised by a simple majority of the limited partners and are not subject to conditions that make it unlikely that they would be exercised. Because the limited partners possess substantive kick-out rights the presumption of control by the general partners would be overcome. Our general partner accounts for its investment in merchant banking funds under the equity method of accounting pursuant to Accounting Principles Board (‘‘APB’’) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (‘‘APB 18’’). As such, the general partner records its proportionate share of income from the underlying merchant banking funds. As the merchant banking funds follow investment company accounting, and generally record all their assets and liabilities at fair value, the general partner’s investment in merchant banking funds represents an estimation of fair value. We will revise future filings to clarify this in our significant accounting policies footnote disclosures.

5.	If you believe the general partners are not in the scope of EITF 04-5, tell us how that determination effects your financial statements.

Response:    We believe the general partners are within the scope of EITF 04-05. We refer you to our response to Comment 4.

Revenue Recognition, page F-10

6.	Please revise future filings to disclose the accounting literature on which you rely to support your revenue recognition policy for merchant banking profit overrides. Specifically tell us how you considered SAB Topic 101 in determining when to recognize profit overrides as revenue and how you considered the clawback features.

Response:    We recognize merchant banking profit overrides in accordance with Method 2 of EITF D-96, Accounting for Management Fees Based on a Formula (‘‘D-96’’). We will revise future filings to clarify our revenue recognition as follows:

‘‘The Company recognizes merchant banking profit overrides when certain financial returns are achieved over the life of the fund. Profit overrides are generally calculated as a percentage of the profits over a specified threshold earned by each fund on investments managed on behalf of unaffiliated investors for GCP I and principally all investors except the Company for GCP II and GSAVP. The profit overrides earned by the Company are recognized on an accrual basis throughout the year in accordance with Method 2 of EITF D-96, Accounting for Management Fees Based on a Formula (‘‘D-96’’). In accordance with Method 2 of D-96 the Company records as revenue the amount that would be due pursuant to the fund agreements at each period end as if the fund agreements were terminated at that date. Overrides are calculated on a deal-by-deal basis but are subject to investment performance over the life of each merchant banking fund. We may be required to repay a portion of the overrides to the limited partners of the funds in the event a minimum performance level is not achieved by the fund as a whole (we refer to these potential repayments as ‘‘clawbacks’’). We would be required to establish a reserve for potential future clawbacks if we were to determine that the likelihood of a clawback is deemed ‘‘greater than remote’’. Future losses (if any) in the value of the fund’s investments may require amounts previously recognized as profit overrides to be adjusted downward. As of December 31, 2006, the Company had not recorded any profit overrides as revenue that it believes will be subject to any clawback obligations under the applicable fund agreements.

See ‘‘Note 3 — Investments’’ for further discussion of the merchant banking revenues recognized.’’

7.	Please revise future filings to disclose the nature of the material contingencies that must be resolved to recognize profit overrides as revenue and how you determine that the contingencies are resolved. Also, disclose the amount of profit overrides recognized as revenue that are subject to clawback.

Response:    We refer you to our response to Comment 6. The material contingencies which we referred to in our previous disclosure were principally intended to cover potential clawback obligations. We believe our revised disclosure (as set forth in our response to Comment 6) clarifies the circumstances under which such contingencies might arise.

Note 8 — Members’ and Stockholder’ Equity, page F-17

8.	Please revise future filings to disclose the exchange restrictions related to the 257,156 exchangeable shares of a subsidiary.

Response:    We will revise future filings to clarify that the exchangeable shares are exchangeable at the option of the holders at any time except in limited circumstances in connection with a liquidation or where Greenhill has exercised its rights to redeem the exchangeable shares by adding the following language to the disclosure in Note 8:

‘‘The non-voting exchangeable shares are exchangeable at the option of the holders thereof at any time except in limited circumstances in connection with a liquidation of Greenhill or where Greenhill has exercised its rights to redeem the exchangeable shares.’’

Note 9 — Earnings Per Share, page F-18

9.	Please revise future filings to disclose why the amount of restricted stock units added to the denominator in your diluted EPS calculation is not similar to the amount of restricted stock units outstanding as disclosed in note 11. For 2006, you add 110,000 units in the diluted EPS calculation while note 11 discloses that over 1,000,000 were outstanding during the year.

Response:    The number of restricted stock units added to the denominator in our diluted EPS calculation is less than the number of restricted stock units shown in note 11 because the denominator for basic EPS includes not only shares outstanding but also restricted stock units deemed to have been vested for accounting purposes pursuant to SFAS 123(R). Similarly, the numerator includes the compensation expense associated with that number of restricted stock units deemed to have been vested for accounting purposes. As a result, the 110,000 units added in the diluted EPS calculation is not the total number of restricted stock units outstanding, but only those which are not deemed to have been vested for accounting purposes, so that the denominator for diluted EPS shows the full effect of the dilution under the treasury stock method for all outstanding restricted stock units.

We will revise future filings by adding the following sentence to the end of note 9: ‘‘Under the treasury method, as defined by SFAS No. 128, ‘‘Earnings Per Share’’, the number of shares issuable upon the vesting of restricted stock units included in the calculation of diluted earnings per share is the excess, if any, of the number of shares expected to be issued, less the number of shares that could be purchased by the Company with the proceeds to be received upon settlement at the average market closing price during the reporting period. The denominator for basic EPS includes the number of shares deemed issuable due to the vesting of restricted stock units for accounting purposes under SFAS 123(R).’’

Note 11 — Restricted Stock Units, page F-18

10.	Please revise future filings to disclose the following information related to your restricted stock unit plan:

a.	For the most recent year for which an income statement is provided, the weighted-average grant-date fair value for each of the following groups: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. Refer to paragraph A240(b)(2) of SFAS 123(R)

Response:    The weighted-average grant-date fair value for (a) those nonvested at the beginning of 2006, the most recent year for which an income statement is provided, was $26.26, (b) those nonvested at the end of 2006 was $24.36, (c) those granted during 2006 was $55.97, (d) those vested during 2006 was $22.86, and those forfeited during 2006 was $24.36. We will revise future filings to disclose the requested data as shown in the table below and will provide the same information for future periods.

	Restricted Stock Units Outstanding
	2006
	Units	Grant Date Weighted Average Fair Value
Outstanding, January 1,	1,023,709	$26.26
Granted¹	655,998	$55.97
Delivered	(152,371)	$22.86
Settled for cash	—	—
Forfeited	(125,569)	$24.36
Outstanding, December 31,	1,401,767	$40.61

1	Excludes 561,887 restricted stock units granted to employees subsequent to December 31, 2006 as part of year-end compensation.

b.	The weighted-average grant-date fair value for restricted stock units granted during the year. Refer to paragraph A240(c)(1) of SFAS 123(R).

Response:    The following sentence will be added to Note 11- Restricted Stock Units in future filings to disclose the requested information:

‘‘The weighted-average grant-date fair value for restricted stock units granted during 2004, 2005 and 2006 was $17.85, $31.72 and $55.97, respectively.’’

c.	The weighted-average period over which the total compensation cost related to nonvested awards not yet recognized as of the latest balance sheet date presented it is expected to be recognized. Refer to paragraph A240(h) of SFAS 123(R).

Response:    The following sentence will be included in future filings to disclose the requested information:

‘‘As of December 31, 2006, unrecognized RSU compensation expense was approximately $35,323,517, with such unrecognized compensation expense expected to be recognized over a weighted average period of approximately 2.08 years.’’

d.	A description of your policy, if any, for issuing shares upon share unit conversion, including the source of those shares (that is, new shares or treasury shares). If you expect to repurchase shares in the following annual period, disclose estimate of the amount (or a range, if more appropriate) of shares to be repurchases during that period. Refer to paragraph A240(k) of SFAS 123(R).

Response:    The following sentence will be included in future filings to disclose the requested information:

‘‘It is our policy to settle restricted stock units awards in shares at the time of vesting of such awards. We will generally use newly issued shares to settle such awards. Our Board of Directors, in consultation with management, considers from time to time whether it would be in the best interests of the Company to repurchase shares of our common stock, and depending on a number of factors, may authorize such repurchases.’’

The amounts repurchased in each period and the amounts remaining under any repurchase authority previously granted by our Board of Directors is disclosed in our filings on Form 10-Q and 10-K.

Item 15C.    Financial Statement Schedules, page S-3

11.	We note your audit opinions of pages S-4 and S-25 are not signed and do not indicate the city and stare where issued. Please amend your filing to include audit opinions that are signed by your independent accountants and indicate the city and stare where issued. Refer to rule 2-02(a) of Regulation S-X.

Response:    We have revised pages S-4 and S-25 to include signed and dated audit opinions. Please refer to our amended Form 10-K, which we are filing via EDGAR Form 10-K/A (‘‘Form 10-K/A’’) together with this response letter.

In connection with our response to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1547 or my colleague Jodi Ganz at (212) 389-1561. Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516.

Sincerely,
/s/ Ulrika Ekman General Counsel

cc: John D. Liu, Chief Financial Officer